

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2017

Mail Stop 4631

<u>Via E-mail</u>
Janice E. Stipp
Vice President
P.O. Box 188
One Technology Drive
Rogers, Connecticut 06263

>   **Re: Rogers Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 21, 2017**
>   **File No. 1-04347**

Dear Ms. Stipp:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Terence O'Brien
>
>   Terence O'Brien
>   Branch Chief
>   Office of Manufacturing and
>   Construction